# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clipper Realty Inc., CIK 0001649096
CUSIP: 18885T306
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4611 12TH AVENUE, SUITE 1L, BROOKLYN, New York (NY), 11219
Date of event which requires filing of this statement: 08/12/2026
Amends the filing with accession number 0001437749-20-011180
Filed by CIK 0001588901
Persons authorized to receive notices and communications: Robert W. Downes, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- Levinson Sam (CIK 0001588901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 903,303; shared voting power 8,995,921; sole dispositive power 903,303; shared dispositive power 8,995,921; aggregate amount beneficially owned 9,899,224 (40.9% of the class)
  Comment: 1 With respect to rows (7) and (9), includes (i) 746,758 vested long term incentive plan units ("LTIP Units"), a class of units of Clipper Realty L.P. (the "Operating Partnership"), a direct subsidiary of Clipper Realty Inc. (the "Issuer"), (ii) 17,243 LTIP Units that are scheduled to vest on September 30, 2026, (iii) 82,203 shares of common stock, par value $0.01 per share, of the Issuer ("Common Stock") beneficially owned by the Reporting Person, and (iv) 57,099 shares of Common Stock beneficially owned by the Reporting Person through the Samuel D. Levinson Profit Sharing Plan. The LTIP Units are convertible by the Reporting Person, upon vesting, into an equivalent number of units of limited partnership interests ("OP Units") of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock or, at the election of the Issuer, one share of Common Stock.
  
  2 With respect to rows (8) and (10), represents (i) 1,253,016 shares of Common Stock and 4,464,692 Class B LLC Units owned by Trapeze Inc. ("Trapeze"), a Delaware corporation, (ii) 136,782 shares of Common Stock and 1,362,039 Class B LLC Units owned by Trapeze D Holdings LLC ("Trapeze D"), a Delaware limited lability company, (iii) 128,185 shares of Common Stock and 1,469,548 Class B LLC Units held by ECL Holdings LLC ("ECL"), a Delaware limited liability company, (iv) 154,764 shares of Common Stock held by Starburst 2016 II LLC ("Starburst") and (v) 26,895 shares of Common Stock beneficially owned by the Reporting Person's spouse through the R. Michelle Levinson Profit Sharing Plan. Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of special voting stock of the Issuer (the "Special Voting Stock") for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.
  
  3 With respect to row (13), this calculation is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Quarterly Report on Form 10-Q, filed by the Issuer on August 6, 2026 (the "Form 10-Q"), plus (ii) 764,001 LTIP Units beneficially owned by the Reporting Person referred to above that are vested or scheduled to vest within 60 days of the date of this Schedule 13D, plus (iii) 7,296,279 Class B LLC Units beneficially owned by the Reporting Person referred to above.
- Trapeze Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,717,708; sole dispositive power 0; shared dispositive power 5,717,708; aggregate amount beneficially owned 5,717,708 (27.7% of the class)
  Comment: 1 With respect to rows (8) and (10), represents 1,253,016 shares of Common Stock and 4,464,692 Class B LLC Units owned by Trapeze.
  
  Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.
  
  2 With respect to row (13), this calculation is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 4,464,692 Class B LLC Units beneficially owned by the Reporting Person referred to above.
- Trapeze D Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,498,821; sole dispositive power 0; shared dispositive power 1,498,821; aggregate amount beneficially owned 1,498,821 (8.6% of the class)
  Comment: 1 With respect to rows (8) and (10), represents 136,782 shares of Common Stock and 1,362,039 Class B LLC Units owned by Trapeze D.
  
  Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.
  
  2 With respect to row (13), this calculation is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 1,362,039 Class B LLC Units beneficially owned by the Reporting Person referred to above.
- ECL Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,597,733; sole dispositive power 0; shared dispositive power 1,597,733; aggregate amount beneficially owned 1,597,733 (9.1% of the class)
  Comment: 1 With respect to rows (8) and (10), represents 128,185 shares of Common Stock and 1,469,548 Class B LLC Units held by ECL.
  
  Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.
  
  2 With respect to row (13), this calculation is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 1,469,548 Class B LLC Units beneficially owned by the Reporting Person referred to above.
- Starburst 2016 II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 154,764; sole dispositive power 0; shared dispositive power 154,764; aggregate amount beneficially owned 154,764 (1% of the class)
  Comment: 1 With respect to rows (8) and (10), represents 154,764 shares of Common Stock held by Starburst.
  
  2 With respect to row (13), this calculation is based on 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Clipper Realty Inc.
Address of issuer's principal executive offices: 4611 12TH AVENUE, SUITE 1L, BROOKLYN, New York (NY), 11219
Comment: Because of the relationships among the Reporting Persons (as defined below), they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder or for any other purpose, and except for Mr. Levinson (as defined below) each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Sam Levinson ("Mr. Levinson"), a United States citizen; Trapeze, a Delaware corporation; Trapeze D, a Delaware limited liability company; ECL, a Delaware limited liability company; and Starburst, a Delaware limited liability company (together, the "Reporting Persons").
Residence or business address: The address of the principal business of each of the Reporting Persons is c/o Bernath and Rosenberg, 127 Route 59, Monsey, NY 10952.
Present principal occupation or employment:
The principal business of Mr. Levinson is investment management. Trapeze, Trapeze D, ECL and Starburst are investment vehicles. Mr. Levinson has sole voting and investment control over Trapeze, Trapeze D, ECL and Starburst.

The address of the principal business of each of the Reporting Persons is c/o Bernath and Rosenberg, 127 Route 59, Monsey, NY 10952.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: This statement is being filed by Mr. Levinson, a United States citizen; Trapeze, a Delaware corporation; Trapeze D, a Delaware limited liability company; ECL, a Delaware limited liability company; and Starburst, a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by replacing it in its entirety with the following:

In formation transactions effected in connection with the Issuer's private offering of Common Stock in August 2015 (the "Formation Transactions"), Trapeze, Trapeze D and ECL had their interests in the predecessor entities of the Issuer converted into Class B LLC Units in the following amounts: 4,464,692 Class B LLC Units to Trapeze; 1,362,039 Class B LLC Units to Trapeze D; and 1,469,548 Class B LLC Units to ECL. The Reporting Persons were issued an equal number of shares of Special Voting Stock of the Issuer for each Class B LLC Unit held. In addition, Trapeze was issued 755,939 shares of Common Stock for its interests in one of the predecessor entities of the issuer.

Each of Trapeze, Trapeze D and ECL also purchased shares of Common Stock in the private offering at $13.50 per share in the following amounts: Trapeze purchased 235,659 shares of common stock, Trapeze D purchased 61,482 shares of Common Stock, and ECL purchased 66,335 shares of Common Stock. The source of funds for these purchases was working capital.

In connection with the Formation Transactions, Mr. Levinson was granted 100,000 LTIP Units with an initial value of $1,350,000, all of which have vested.

In March 2016, Mr. Levinson was granted 4,630 LTIP Units with an initial value of $62,500 as compensation for 2015 and 11,112 LTIP Units with an initial value of $150,000 as compensation for 2016, all of which have vested.

In connection with the Issuer's initial public offering on February 9, 2017, Trapeze, Trapeze D and ECL each purchased shares of Common Stock from the Issuer at $13.50 per share in the following amounts: Trapeze purchased 213,334 shares of Common Stock; Trapeze D purchased 60,000 shares of Common Stock; and ECL purchased 60,000 shares of Common Stock. The source of funds for these purchases was working capital.

In April 2017, Mr. Levinson was granted 11,112 LTIP Units with an initial value of $121,788 as compensation for 2017, all of which have vested.

On June 9, 2017, Mr. Levinson, Trapeze and Trapeze D each purchased shares of Common Stock in an open market transaction at a price of $11.25 per share in the following amounts: Mr. Levinson purchased 40,000 shares of Common Stock, Trapeze purchased 30,334 shares of Common Stock and Trapeze D purchased 13,000 shares of Common Stock.

On November 6, 2017, Mr. Levinson, Trapeze, Trapeze D and ECL each purchased shares of Common Stock in an open market transaction at a price of $10.75 per share in the following amounts: Mr. Levinson purchased 2,000 shares of Common Stock, Trapeze purchased 5,000 shares of Common Stock, Trapeze D purchased 1,500 shares of Common Stock and ECL purchased 1,500 shares of Common Stock.

On November 7, 2017, Mr. Levinson and Trapeze each purchased shares of Common Stock in an open market transaction at a price of $10.65 per share in the following amounts: Mr. Levinson purchased 750 shares of Common Stock and Trapeze purchased 4,250 shares of Common Stock.

On November 14, 2017, Mr. Levinson, Trapeze, Trapeze D and ECL each purchased shares of Common Stock in open market transactions for a weighted average price of $9.825 per share, with a range of prices between $9.75 and $9.90 per share, in the following amounts: Mr. Levinson purchased 350 shares of Common Stock, Trapeze purchased 8,500 shares of Common Stock, Trapeze D purchased 800 shares of Common Stock and ECL purchased 350 shares of Common Stock. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

In March 2018, Mr. Levinson was granted 16,666 LTIP Units with an initial value of $149,994 as compensation for 2018, all of which have vested.

In March 2019, Mr. Levinson was granted 13,116 LTIP Units with an initial value of $175,099 as compensation for 2019, all of which have vested. Mr. Levinson was also granted 26,923 LTIP Units with an initial value of $359,422 as a long-term equity incentive award, all of which have vested.

On December 17, 2019, Mr. Levinson purchased 11,500 shares of Common Stock through the Samuel D. Levinson Profit Sharing Plan in open market transactions for a weighted average price of $9.9719 per share, with a range of prices between $9.95 and $9.98 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

In April 2020, Mr. Levinson was granted 37,628 LTIP Units with an initial value of $178,733 as compensation for 2020, all of which have vested. Mr. Levinson was also granted 90,000 LTIP Units with an initial value of $427,500 as a long-term equity incentive award, all of which have vested.

On May 14, 2020, (i) Mr. Levinson purchased 14,334 shares of Common Stock, (ii) the Samuel D. Levinson Profit Sharing Plan purchased an additional 23,000 shares of Common Stock, and (iii) the R. Michelle Levinson Profit Sharing Plan purchased 16,000 shares of Common Stock in open market transactions for a weighted average price of $5.7328 per share, with a range of prices between $5.60 and $5.80 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

In June 2020, Mr. Levinson received an additional 22,500 LTIP Units with an initial value of $106,875, all of which have vested.

In March 2021, Mr. Levinson was granted 23,820 LTIP Units with an initial value of $198,659 as compensation for 2021, all of which have vested. Mr. Levinson was also granted 64,074 LTIP Units with an initial value of $534,377 as a long-term equity incentive award, all of which have vested.

In March 2022, Mr. Levinson was granted 26,885 LTIP Units with an initial value of $225,000 as compensation for 2022, all of which have vested.

In April 2022, Mr. Levinson was also granted 192,500 LTIP Units with an initial value of $1,800,645 as a long-term equity incentive award, which will vest on January 1, 2033.

In June 2022, Mr. Levinson received an additional 82,500 LTIP Units with an initial value of $771,705, all of which have vested, which will vest on January 1, 2033.

In March 2023, Mr. Levinson was granted 40,035 LTIP Units with an initial value of $224,997 as compensation for 2023, all of which have vested. Mr. Levinson was also granted 95,196 LTIP Units with an initial value of $535,000 as a long-term equity incentive award, all of which have vested.

In March 2024, Mr. Levinson was granted 49,139 LTIP Units with an initial value of $224,997 as compensation for 2024, all of which have vested. Mr. Levinson was also granted 109,184 LTIP Units with an initial value of $535,000 as a long-term equity incentive award, which will vest on January 1, 2027.

In December 2024, Mr. Levinson received an additional 360,987 LTIP Units with an initial value of $1,610,000, of which 36,099 have vested, and the remaining 324,888 will vest ratably through December 12, 2034.

In March 2025, Mr. Levinson was granted 49,557 LTIP Units with an initial value of $225,000 as compensation for 2025, all of which have vested. Mr. Levinson was also granted 117,841 LTIP Units with an initial value of $535,000 as a long-term equity incentive award, which will vest on January 1, 2028.

On December 29, 2025, (i) Mr. Levinson purchased 2,418 shares of Common Stock, (ii) the Samuel D. Levinson Profit Sharing Plan purchased an additional 22,599 shares of Common Stock, and (iii) the R. Michelle Levinson Profit Sharing Plan purchased 10,895 shares of Common Stock in open market transactions for a weighted average price of $3.7057 per share, with a range of prices between $3.62 and $3.75 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On December 30, 2025, Mr. Levinson purchased 19,558 shares of Common Stock in open market transactions for a price of $3.70 per share.

On December 31, 2025, Mr. Levinson purchased 2,793 shares of Common Stock in open market transactions for a weighted average price of $3.7907 per share, with a range of prices between $3.79 and $3.80 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

In February 2026, Mr. Levinson was granted 68,973 LTIP Units with an initial value of $237,957 as compensation for 2026, 34,487 of which have vested, 17,243 of which will vest within 60 days of filing this Schedule 13D and the remaining 17,243 will vest ratably over the remainder of 2026. Mr. Levinson was also granted 164,003 LTIP Units with an initial value of $565,810 as a long-term equity incentive award, which will vest on January 1, 2029.

On August 12, 2026, Starburst purchased 69,172 shares of Common Stock in open market transactions for a weighted average price of $3.0869 per share, with a range of prices between $2.99 and $3.15 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On August 13, 2026, Starburst purchased 81,647 shares of Common Stock in open market transactions for a weighted average price of $3.2125 per share, with a range of prices between $3.20 and $3.29 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On August 14, 2026, Starburst purchased 3,945 shares of Common Stock in open market transactions for a weighted average price of $3.2897 per share, with a range of prices between $3.27 and $3.35 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended by replacing it in its entirety as follows:

There were 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q. The calculation of percentages below is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 764,001 LTIP Units beneficially owned by the applicable Reporting Person that are vested or scheduled to vest within 60 days of the date of this Schedule 13D, plus (iii) 7,296,279 Class B LLC Units beneficially owned by the applicable Reporting Person.

Due to his control over each of Trapeze, Trapeze D, ECL and Starburst, Mr. Levinson may be deemed to share voting and disposition power with respect to the shares of Common Stock and Class B LLC Units owned by each of these entities, in the aggregate amount of 8,969,026 shares of Common Stock and Class B LLC Units, which together with the 764,001 LTIP Units that are vested or scheduled to vest within 60 days of the date of this Schedule 13D and 82,203 shares of Common Stock directly owned by Mr. Levinson, the 57,099 shares of Common Stock beneficially owned by Mr. Levinson through the Samuel D. Levinson Profit Sharing Plan and the 26,895 shares of Common Stock beneficially owned by Mr. Levinson's spouse through the R. Michelle Levinson Profit Sharing Plan, of which Mr. Levinson is co-trustee (collectively, the "Subject Shares"), represent 40.9% of the outstanding shares of Common Stock. This number includes:

(i) 1,672,747 shares of Common Stock, of which 1,253,016 are held by Trapeze, 136,782 are held by Trapeze D, 128,185 are held by ECL and 154,764 are held by Starburst.

(ii) 7,296,279 Class B LLC Units (and the same number of shares of Special Voting Stock), of which 4,464,692 are held by Trapeze, 1,362,039 are held by Trapeze D and 1,469,548 are held by ECL. Class B LLC Units are units of certain limited liability companies that are indirect subsidiaries of the Issuer and are exchangeable, together with an equal number of shares of Special Voting Stock, for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

(iii) 764,001 LTIP Units that are vested or scheduled to vest within 60 days of the date of this Schedule 13D held by Mr. Levinson. The LTIP Units are convertible by Mr. Levinson, upon vesting, into an equivalent number of units of OP Units of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

(iv) 82,203 shares of Common Stock held by Mr. Levinson.

(v) 57,099 shares of Common Stock beneficially owned by Mr. Levinson through the Samuel D. Levinson Profit Sharing Plan.

(vi) 26,895 shares of Common Stock beneficially owned by Mr. Levinson's spouse through the R. Michelle Levinson Profit Sharing Plan, of which Mr. Levinson is co-trustee.

Each of Trapeze, Trapeze D, ECL and Starburst may be deemed to share voting and disposition power with respect to the shares of Common Stock and Class B LLC Units owned by it, as indicated above, with Mr. Levinson. Mr. Levinson's spouse may be deemed to share voting and disposition power with respect to the shares of Common Stock beneficially owned by her through the R. Michelle Levinson Profit Sharing Plan, as indicated above, with Mr. Levinson.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended by replacing it in its entirety as follows:

There were 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q. The calculation of percentages below is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 764,001 LTIP Units beneficially owned by the applicable Reporting Person that are vested or scheduled to vest within 60 days of the date of this Schedule 13D, plus (iii) 7,296,279 Class B LLC Units beneficially owned by the applicable Reporting Person.

The following describes the beneficial ownership of Common Stock for each of the Reporting Persons:

Sole Voting and Dispositive Power (Number of shares of Common Stock beneficially owned; percentage):
Sam Levinson: 903,303; 3.7%
Trapeze: -; -
Trapeze D: -; -
ECL: -; -
Starburst: -; -

Shared Voting and Dispositive Power (Number of shares of Common Stock beneficially owned; percentage):
Sam Levinson: 8,995,921; 37.2%
Trapeze: 5,717,708; 27.7%
Trapeze D: 1,498,821; 8.6%
ECL: 1,597,733; 9.1%
Starburst: 154,764; 1.0%

Under the rules issued by the Securities and Exchange Commission (the "SEC") regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days. Mr. Levinson has opted to include in this report his beneficial ownership of Class B LLC Units and vested LTIP Units, which are convertible into OP Units, even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to the relevant LLC agreements in the case of Class B LLC Units and the limited partnership agreement of the Operating Partnership in the case of LTIP Units, the holder of the Class B LLC Units or OP Units does not have the right to require the Issuer to exchange such units for shares of Common Stock rather than cash.
Transactions in the class effected during the past sixty days:
Item 5(c) is supplemented as follows:

On August 12, 2026, Starburst purchased 69,172 shares of Common Stock in open market transactions for a weighted average price of $3.0869 per share, with a range of prices between $2.99 and $3.15 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On August 13, 2026, Starburst purchased 81,647 shares of Common Stock in open market transactions for a weighted average price of $3.2125 per share, with a range of prices between $3.20 and $3.29 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On August 14, 2026, Starburst purchased 3,945 shares of Common Stock in open market transactions for a weighted average price of $3.2897 per share, with a range of prices between $3.27 and $3.35 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by replacing it in its entirety as follows:

(a) Joint Filing Agreement, dated as of August 13, 2026, by and among Sam Levinson, Trapeze Inc., Trapeze D Holdings LLC, ECL Holdings LLC and Starburst 2016 II LLC

## Signatures
- Levinson Sam: /s/ Sam Levinson, Sam Levinson (08/14/2026)
- Trapeze Inc.: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (08/14/2026)
- Trapeze D Holdings LLC: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (08/14/2026)
- ECL Holdings LLC: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (08/14/2026)
- Starburst 2016 II LLC: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (08/14/2026)